Exhibit 10.1(a)

5405 Windward Parkway Alpharetta, GA 30004 T 1-844-425-9273 www.avanos.com
July 21, 2020

Mr. Bill Haydon
5615 Marsh Pointe Drive
Shorewood, MN 55331
Dear Bill:
We are pleased to extend to you an offer of employment to join Avanos Medical, Inc. (“Avanos”) in the position of Senior Vice President & General Manager - Pain Franchise. In this role, you will report directly to Joe Woody, the Chief Executive Officer of Avanos.
Start Date
Your anticipated start date is August 31, 2020.
Compensation
As discussed, your target total annual compensation is $916,000, consisting of base salary, short-term incentive compensation, and long-term incentive compensation, as follows:
Base Salary
Your starting salary will be $385,000 per year and is subject to applicable withholdings and deductions. Consistent with our practices for salaried officers, your salary will be paid semi-monthly on the 15th and last working day of the month.
Short-Term Incentive Compensation
You will be eligible to participate in Avanos’s Management Achievement Award Plan (MAAP). Your bonus incentive target will be 60% of your base pay earned during the year (annual target = $231,000). Your actual bonus for 2020 will be prorated for the year.
Bonus criteria are established each year by the Compensation Committee. For the year 2020, your bonus will be based on Avanos performance for the year against targets established by the Compensation Committee in 2020.1 In early 2021, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to officers. The complete terms and conditions of MAAP are set forth in Avanos’s plan document.
1 Note - The Compensation Committee established initial performance targets for the year in February 2020 which was before the COVID-19 pandemic interrupted businesses worldwide. The Committee is expected to reevaluate performance targets at its July 2020 meeting.

Exhibit 10.1(a)
Long-Term Incentive Compensation
Beginning in 2021, you will be eligible for annual long-term incentive grants under Avanos’ Equity Participation Plan. For 2021, your target annual award value is $300,000. Your award will be granted on the same date as annual equity awards are made to officers, and is currently expected to consist of a combination of the following:
•stock options, with a grant date value of $75,000. The number of options to be granted will be equal to the grant date value ($75,000) divided by the Black-Scholes value of the options on that date. The strike price for the options will be equal to the closing stock price for Avanos shares on the grant date. Stock options will vest over a three-year period (30% year 1, 30% year 2, and 40% year 3).
•time-based restricted share units, with a grant date value of $75,000. The target number of time-based share units to be granted will be equal to the grant date value ($75,000) divided by the closing stock price for Avanos shares on the grant date.
•performance-based restricted share units, with a grant date value of $150,000. The target number of performance-based share units to be granted will be equal to the grant date value ($150,000) divided by the closing stock price for Avanos shares on the grant date. Performance-based restricted shares units will vest at the end of the three-year performance period (1/1/2021 - 12/31/2023). The number of performance-based restricted share units that will ultimately vest will depend on the extent to which the performance metrics for those units have been met, as determined by the Compensation Committee after the end of the three-year performance period.
Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Board of Directors in their discretion. The complete terms and conditions of Avanos’ Equity Participation Plan are set forth in Avanos’ plan document.
Sign-on Awards. You will also be granted a one-time sign-on award in the amount of $250,000. This award will be granted as of your start date and will consist of cash in the amount of $50,000 and time-based restricted share units in the amount of $200,000. The cash award will be paid to you within 90 days of your start date. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($200,000) divided by the closing stock price for Avanos shares on the grant date. These time-based restricted share units will vest on the third anniversary of the grant date. The sign-on equity award will be subject to applicable state and federal tax withholdings when paid.
Benefits
Avanos offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs, employee stock purchase plan, and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Exhibit 10.1(a)
Vacation
As an employee of Avanos, you will receive three (3) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.
Relocation
Avanos’ corporate headquarters are based in Alpharetta, Georgia and you are expected to relocate to that area within 12 months of your acceptance of this offer. You will be eligible to participate in Avanos’s Executive Level Relocation Program. Weichert Workforce Mobility Inc. administers Avanos’s relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.
In the unlikely event that you voluntarily leave the organization before your second anniversary, you will be obligated to repay to Avanos any relocation payments you have received under the Relocation Program.
Severance
You will be eligible to participate in Avanos’s existing Severance Plan and Executive Severance Plan. The general terms of those plans are described in Avanos’s proxy statement, and the complete terms and conditions are set forth in Avanos’s plan documents.
Other Considerations
This offer is contingent upon: (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States; (3) acknowledgement that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Avanos; and (4) your acceptance of Avanos’s Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Avanos because of an employee’s potential access to confidential information, customer lists and trade secrets.
Employment at Avanos is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Avanos at any time.
We look forward to your acceptance of this offer and would appreciate your prompt response.

Exhibit 10.1(a)
If you have any questions or need additional information, please give me or Joe Woody a call.

Sincerely,

Rhonda Gibby
Chief Human Resources Officer

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below:

ACCEPTED:
/s/ William D. Haydon
William Haydon July 22, 2020